[WESTERN RESERVE BANCORP, INC. STATIONERY]
April 3, 2009
VIA EDGAR SUBMISSION
Ms. Jessica Livingston
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Western Reserve Bancorp, Inc. Definitive Proxy Statement on Schedule 14A Filed in Preliminary Form on March 20, 2009 File No. 000-51264
Dear Ms. Livingston:
Pursuant to your comment letter to my attention dated March 24, 2009, this correspondence is provided in connection with the filing by this Company of a revised Proxy Statement on Schedule 14A, which Proxy Statement was initially filed in preliminary form on March 20, 2009. The following responses are numbered in accordance with your March 24, 2009 comment letter.
1.	Please see the revised URL references on pages 20 and 22 of the Proxy Statement.
2.	Please see the additional language on page 22 of the Proxy Statement regarding the additional conditions imposed by Treasury on the Company’s participation in the Capital Purchase Program.
3.	Please see the additional language on pages 7 and 22 of the Proxy Statement regarding the proposed use of proceeds in connection with the TARP Capital Purchase Program.
4.
Please see the additional language on page 36 regarding the incorporation of certain information by reference to the Company’s annual report to shareholders, which document is being provided to shareholders along with the Proxy Statement. Please be advised that there are no Item 304 disclosures required to be made by the Company at this time, and, as a “Smaller Reporting Company,” the Company is not required to prepare disclosures in response to either Item 302 or Item 305 of Regulation S-K. In addition, the Company has no need to prepare disclosures pursuant to Item 8-04 of Regulation S-X, and pro forma financial statements are included in the Proxy Statement beginning on page 25.

In addition, the Company hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me directly should you have any additional questions regarding this matter.
Best Regards,
/s/ Edward J. McKeon
Edward J. McKeon, President & CEO
Western Reserve Bancorp, Inc.